Mail Stop 3561

April 5, 2010

By Facsimile and U.S. Mail

Mr. James F. McCann
Chief Executive Officer
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York 11514

> **Re: 1-800-FLOWERS.COM, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended June 28, 2009**
> **Filed September 11, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 23, 2009**
> **Quarterly Report on Form 10-Q/A for the Period Ended September 27, 2009**
> **Filed December 18, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended December 27, 2009**
> **Filed February 5, 2010**
> **File No. 000-26841**

Dear Mr. McCann:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that comment #13 does require you to file an amendment of your Form 10-Q at this time. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Cover Page

1. Please indicate by check mark whether or not the registrant is a shell company.

Item 1. Business, page 1

2. Please provide the disclosure required by Item 101(d) of Regulation S-K. In this regard, we note your disclosure that your "products and services are available over the Internet anywhere in the world."

Item 1A. Risk Factors, page 9

3. Please delete the last two sentences of the third paragraph under this Item, which suggest that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

4. Please revise this section of your filing to set forth each risk factor under a subcaption that adequately describes the risk. Refer to Item 503(c) of Regulation S-K.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities, page 21

5. If any of the 397,899 shares of common stock that the company repurchased during the fiscal year ended June 28, 2009 were repurchased during the fourth quarter, please revise your disclosure to comply with the requirements of Item 703 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

6. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please add an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Liquidity and Capital Resources, page 38

7. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity from continuing operations is cash flows

from operations. Refer to Instruction 5, which indicates that liquidity should generally be discussed on a long-term and short-term basis.

Item 9A. Controls and Procedures, page 42

8. We note that your management expressed its belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your management concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Exhibits

9. Please file as exhibits any agreements evidencing the related party transactions between you, on the one hand, and Mr. Taiclet, Dynamic Confections, Inc., OLB Partners, LLP or Gallagher, Walker, Bianco & Plastaras, on the other hand, or tell us why you are not required to do so.

Exhibit 31

10. Please provide a separate certification for each of your principal executive officer and principal financial officer. Refer to Exchange Act Rules 13a-14(a) and 15d-14(a). In addition, please revise these certifications so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, please include the word "fiscal" in the parenthetical in Sections 4(d) of the certifications. Please note that this comment applies to all of your periodic reports.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 8

11. Please revise your disclosure to include all of the information required by Item 407(e)(4) of Regulation S-K. In this regard, we note that it does not appear that you have addressed the existence of the relationships described in Item 407(e)(4)(iii)(A) – (C) of Regulation S-K. In addition, we note that you have not indicated whether any member of the compensation committee was an officer or employee of the company prior to fiscal year 2009.

Certain Business Relationships with Directors and Officers, page 37

12. We note your disclosure that all material related party transactions "must be approved either by a majority of the disinterested members of the Board or by the stockholders of the Company." Please disclose the policies and procedures utilized by the disinterested members of the board or by the stockholders of the company in

reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Quarterly Report on Form 10-Q/A for the Period Ended September 27, 2009

13. Please note that under Exchange Act Rule 12b-15, all amendments to the form and the certifications must be updated for the appropriate date of the amendment. As such, please file an amendment to the Form 10-Q for the period ended September 27, 2009 with a signature page and certifications that are appropriately dated.

Item 4. Controls and Procedures, page 27

14. We note that you state your disclosure controls and procedures were effective in alerting your chief executive officer and chief financial offering "in a timely manner to material information required to be disclosed in the Company's periodic reports filed with the SEC." You must evaluate the effectiveness of your disclosure controls and procedures based on the definition of disclosure controls and procedures contained in Sections 13a-15(e) or 15d-15(e) of the Exchange Act. Please revise accordingly. Please note that this comment also applies to your Quarterly Report on Form 10-Q for the period ended December 27, 2009.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director